For Immediate Release

Exhibit 99.1

TFI International Acquires Hercules Forwarding

– Strengthens US LTL portfolio while adding cross-border LTL into Canada –

Montreal, Quebec, March 11, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the acquisition of Hercules Forwarding, Inc. (“Hercules”), a Less-Than-Truckload (LTL) carrier with an emphasis on intra-US and US-to-Canada cross-border transportation. Founded in 1985 and family-owned with US headquarters in Vernon, California and Canadian headquarters in New Westminster, BC, Hercules utilizes a 31-terminal network and operates more than 210 trucks, close to 600 trailers and approximately 75 containers, generating more than US $100 million in annual revenues. Hercules’ non-union team focuses on direct shipper customers seeking high-quality, damage-free service across diverse end markets including consumer/retail, HVAC/building products, automotive, industrial, 3PL and food/beverage. Led by its president, Marty Burnham and CFO, Melanie Burnham, Hercules will join TFI’s LTL business segment.

“This bolt-on acquisition fortifies our US LTL portfolio while adding cross-border LTL into Canada, creating a partner for our Canada-to-US shipments while offering synergy opportunities on both sides of the border,” stated Alain Bédard, Chairman, President, and Chief Executive Officer of TFI International. “Hercules’ impressively low claims ratio and skill at serving multiple premium freight markets moving high-value cargo across the US and Canada aligns well with our focus and operating philosophy. We are pleased to welcome Marty, Melanie, and the entire Hercules team to the TFI International family.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier
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Less-Than-Truckload
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Truckload
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Logistics

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com